Exhibit 99.7

NICE Recognized as Workforce Optimization Market Share Leader in Mid-Year
DMG Consulting Report

The mid-year report also highlighted NICE’s market share dominance in contact center voice recording

Hoboken, N.J., December 19, 2019 – NICE (Nasdaq: NICE) today announced it has once again been recognized by DMG Consulting LLC, an independent industry analyst firm, as the Workforce Optimization (WFO) market share leader for the first half of 2019, based on total company GAAP revenue.

According to the 2019 Workforce Optimization Mid-Year Market Share Report, NICE’s market share grew to 41.4%, based on total company GAAP revenue, which was 6.4 percentage points higher than its nearest competitor. This was due to an 11.8% increase in revenue over the same period in 2018. In the contact center voice recording market, NICE continued to dominate with a 45.9% market share, over 26 percentage points higher than its closest competitor. Revenue from this segment also increased, by 4.5%, over the same period in 2018.

NICE WFO is comprised of tightly integrated solutions, enabling organizations of a variety of sizes to improve their employee engagement, effectiveness and productivity by identifying performance opportunities, delivering targeted coaching & training, forecasting workloads and scheduling staff around business requirements and employee preferences. NICE’s unique Adaptive WFO approach uses analytics-based modeling to dynamically personalize contact center processes, such as scheduling, coaching, training, assessments and motivational incentives, based on the individual agent’s unique identity. NICE WFO can be deployed in a cloud environment or on-premise, based on the needs of the customer.

Donna Fluss, President, DMG Consulting said, “Leading WFO vendors have used their large R&D resources to re-think, re-imagine and re-create the market and offerings, providing value-added functionality to enable their enterprise clients to deliver an outstanding customer and employee experience while improving productivity and quality.”

Barry Cooper, President, NICE Enterprise Group said, “We are pleased to once again be recognized as the WFO market share leader by DMG Consulting. We believe this is a direct result of innovations that help companies become more efficient, engage employees, and deliver unparalleled customer experiences. With the most advanced, AI-driven adaptive technologies available, our WFO suite ensures accurate forecasting and customized processes aligned with business goals. We will continue to deliver WFO solutions that translate advanced technology into solutions that empower our customers.”

DMG Consulting LLC's Workforce Optimization Mid-Year Market Share Report analyzes revenue, market share and performance of the approximately 38 worldwide contact center WFO suite vendors. The report's in-depth analysis looks at total company revenue performance and total contact center WFO revenue, as well as recording and quality management, the two core WFO market segments.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.